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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-14817

PACCAR INC SAVINGS INVESTMENT PLAN

(Full title of plan)

PACCAR Inc

777 106th Avenue, N.E.

Bellevue, Washington 98004

(Name of issue of securities held pursuant to the

plan and address of its principal executive officers)

REQUIRED INFORMATION

A.	Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

B.	Exhibits
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PACCAR INC SAVINGS INVESTMENT PLAN
Date: June 15, 2018	By:	/s/ J. K. LeVier
J. K. LeVier
Vice President – Human Resources
PACCAR Inc

Financial Statements and Supplemental Schedule

PACCAR Inc Savings Investment Plan

December 31, 2017 and 2016

and for the Year Ended December 31, 2017

With Report of Independent Registered Public Accounting Firm

PACCAR Inc

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016 and

for the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of PACCAR Inc Savings Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PACCAR Inc Savings Investment Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

                                                                  /s/ Ernst & Young LLP

We have served as the Company’s auditor since 1991.

Seattle, Washington

June 15, 2018

PACCAR Inc

Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2017	2016
Assets
Investments, at fair value:
Money market fund	$42,887	$227,963
Commingled trust funds	500,028,652	444,568,618
Mutual funds	459,331,780	370,258,174
PACCAR Inc common stock	845,752,676	825,601,785
Total investments, at fair value	1,805,155,995	1,640,656,540

Notes receivable from participants	42,384,514	39,514,712

Dividends and other receivables	14,541,821	8,091,054
Due from broker for securities sold	744,450	1,647,588
Total assets	1,862,826,780	1,689,909,894

Liabilities
Accrued expenses	131,289	150,645
Net assets available for benefits	$1,862,695,491	$1,689,759,249

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Additions to (deductions from) net assets attributed to:
Investment income:
Dividends and interest	$34,385,803
Net appreciation of investments	221,464,909
Contributions:
Company	29,561,262
Participants	55,304,105

Distributions to participants	(167,510,260)
Administrative expenses	(269,577)
Net increase	172,936,242
Net assets available for benefits at beginning of year	1,689,759,249
Net assets available for benefits at end of year	$1,862,695,491

See accompanying notes.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan

The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all non-union U.S. employees of PACCAR Inc and its U.S. subsidiaries (collectively, the Company). Covered employees are eligible to participate in the Plan and receive employer contributions immediately. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the Code). This description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Contributions

Newly hired employees are automatically enrolled in the Plan at a pre-tax contribution rate of 5% unless they elect to not participate in the Plan within 45 days. Participants may elect to contribute not less than 1% and not more than 75% of their respective annual compensation (as defined in the Plan document) subject to the Code’s annual maximum of $18,000 for 2017. Participant contributions to the Plan are excluded from the participants’ current taxable earnings in accordance with the Code’s Section 401(k). Catch-up contributions are made available under the Plan for those participants age 50 and older. The maximum annual catch-up contribution for 2017 was $6,000.

For eligible participants, the Company matched participant contributions (excluding age 50 catch-up deferrals) to the lesser of 5% of the participants’ respective annual compensation or their annual salary deferrals (subject to certain IRS limits). The Company made matching contributions of $29,561,262 during 2017. Matching contributions are allocated to participant accounts each pay period.  The Company matches contributions in the form of PACCAR Inc common stock. The Company’s rate of contribution and manner in which the Company makes its contribution shall be decided by the Company at its sole discretion with respect to each Plan year.

Participant Accounts

Individual accounts are maintained for all Plan participants that reflect their contributions and related Company matching contributions to the Plan and any earnings or losses on the Plan’s investments.

Vesting

Plan participants are immediately 100% vested in participant and Company matching contributions when made, plus any investment earnings thereon.

Investment Options

Upon enrollment in the Plan, participants may direct their contributions in whole percentage increments to any of the Plan’s fund options. The plan designated the Fidelity Freedom Index Funds – Class W as the default investment option for employees who do not make an investment election. Participants may subsequently change their investment options for either existing or future contributions, subject to trading limitations on certain of the Plan’s individual fund options.

Participants have the ability to make an unlimited number of transfers-in or transfers-out, at any time, of some or all of their Company matching contribution balances held in the PACCAR Inc common stock fund into any of the other investment fund options within the Plan.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Notes Receivable from Participants

Actively employed participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, 50% of the participants’ total account balance, or the participants’ total account balance excluding Company matching contributions. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, and early payoffs can be made without penalty. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate plus 1%, determined as of the loan date. Interest rates ranged from 4.25% to 10.50% on loans outstanding as of December 31, 2017.  Principal and interest are repaid either through after-tax payroll deductions or by personal disbursements sent directly to Fidelity Management Trust Company (the Trustee). Loans outstanding do not affect the amount of annual matching contributions the Company pays to participants’ accounts. The number of loans that a participant can take is limited to two new loans per calendar year.

Benefit Payments

Inactive Employees:  Participants who leave the Company may choose a single cash payment, installment payments,  or whole shares of PACCAR Inc common stock included in the participant’s account, plus a cash payment for the remaining balance, or have their account balance remain in the Plan until reaching age 70½. Participants who leave the Company whose account balance is less than $1,000 will automatically receive a single cash payment. The Plan will establish an Individual Retirement Account for participants who leave the Company whose account balance is more than $1,000 but less than $5,000, unless they make an election to receive a distribution or rollover their balance to another retirement account.

Active Employees:  Payment options for active employees are as follows: (1) employees who have reached age 59½ may elect to have their account balance distributed to them in one lump sum of either all or a portion of their participant account without penalty and (2) employees who have not reached 59½ and have established financial hardship have the option to withdraw from their participant account balance which may, in certain circumstances, result in a penalty.

Plan Termination

It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan subject to the provisions of ERISA, the termination date shall be treated as the valuation date, and the balances in the participants’ accounts will be distributed to them.

Expenses

Investment management fees are charged to the applicable investment fund. Participant recordkeeping fees are paid by the Company. Loans and other participant fees are charged to each applicable participant account.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on a quoted market price to sell, which represents the net asset value of shares held by the Plan at year-end. The fair value of the participation units in commingled trust funds is based on the unadjusted net asset value per unit as determined by the sponsor of the fund based on the fair values of the underlying investments. There are currently no significant redemption restrictions on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Notes receivable from participants that are determined to be uncollectible are recorded as a distribution based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of participants’ account balances and the amounts reported in the financial statements.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements (continued)

3. Investments

Assets held in the Plan are managed and investment transactions are executed by the Trustee or other outside mutual fund companies.

4. Fair Value of Financial Instruments

Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The hierarchy of fair value measurement is described below.

Level 1 – Valuations are based on quoted prices that the Plan has the ability to obtain in actively traded markets for identical assets. Since valuations are based on quoted prices that are readily and regularly available in an active market or exchange traded market, valuation of these instruments does not require a significant degree of judgment.

Level 2 – Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. The Plan had no financial instruments requiring Level 2 valuation.

Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment. The Plan had no financial instruments requiring Level 3 valuation.

There were no transfers of assets between levels of the fair value hierarchy during the year ended December 31, 2017. The Plan’s policy is to recognize transfers between levels at the end of the reporting period.

The following methods and assumptions are used to measure fair value for assets subject to recurring fair value measurements:

The fair value of a money market fund, mutual funds, and PACCAR Inc common stock is based on quoted prices in active markets. These are categorized as Level 1.

The fair value of commingled trust funds is determined using the market approach and is based on the unadjusted net asset value (NAV) per unit as determined by the sponsor of the fund based on the fair values of underlying investments. These assets are collective investment trusts, and substantially all of these investments have no redemption restrictions or unfunded commitments. Securities measured at NAV per unit as a practical expedient are not classified in the fair value hierarchy.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

The Plan’s assets subject to recurring fair value measurements at December 31, 2017 are as follows:

	Fair Value
	Hierarchy	Measured at
	Level 1	NAV	Total
Financial instruments, at fair value:
U.S. money market fund	$42,887		$42,887
Commingled trust funds:
U.S.		$471,124,646	471,124,646
International		28,904,006	28,904,006
U.S. mutual funds:
Equity	70,447,189		70,447,189
Fixed income	54,500,995		54,500,995
Asset allocation	334,383,596		334,383,596
PACCAR Inc common stock	845,752,676		845,752,676
	$1,305,127,343	$500,028,652	$1,805,155,995

The Plan’s assets subject to recurring fair value measurements at December 31, 2016 are as follows:

	Fair Value
	Hierarchy	Measured at
	Level 1	NAV	Total
Financial instruments, at fair value:
U.S. money market fund	$227,963		$227,963
Commingled trust funds:
U.S.		$422,846,747	422,846,747
International		21,721,871	21,721,871
U.S. mutual funds:
Equity	70,583,401		70,583,401
Fixed income	49,781,036		49,781,036
Asset allocation	249,893,737		249,893,737
PACCAR Inc common stock	825,601,785		825,601,785
	$1,196,087,922	$444,568,618	$1,640,656,540

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated March 16, 2018, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to maintain the tax qualified status of the Plan.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Transactions with Parties in Interest

The Plan invests in the common stock of the Plan’s sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. The Plan made purchases totaling $133,701,134 and sales totaling $286,884,057 of PACCAR Inc common stock during 2017. The Plan received dividends on PACCAR Inc common stock totaling $19,977,380 in 2017. Dividends receivable were $14,541,821 and $7,804,887 at December 31, 2017 and 2016, respectively.

Effective January 1, 2012, a revenue credit arrangement was entered into with the Trustee. The revenue credits were used to pay certain Plan administrative fees. Effective September 1, 2016, the revenue credit arrangement was terminated. Unallocated revenue credits of $184,426 at December 31, 2016 were fully utilized during the year ended December 31, 2017.

Supplemental Schedule

PACCAR Inc

Savings Investment Plan

EIN: 91-0351110 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

As of December 31, 2017

		(c)
(a)	(b) Identity of Issue, Fund or Borrower	Description of Investment	(d) Cost	(e) Current Value

	Money market fund:
*	Fidelity Management Trust Company:
	Fidelity Government Money Market	42,887 shares	(1)	$42,887

	Commingled trust funds:
*	Fidelity Management Trust Company:
	Contrafund Pool	13,330,868 units	(1)	212,893,958
	Managed Income Portfolio II Class 4	118,114,272 units	(1)	118,114,272
	Russell Fund:
	International	382,315 units	(1)	25,955,358
	Northern Trust Funds:
	Northern Trust Aggregate Bond Index Fund	35,126 units	(1)	4,122,006
	Northern Trust Collective Russell 2000 Index	50,695 units	(1)	11,693,724
	Northern Trust EAFE Index Fund Tier 3	25,791 units	(1)	2,948,648
	Northern Trust S&P 500 Index Fund	524,321 units	(1)	124,300,686
				500,028,652
	Mutual funds:
*	Fidelity Management Trust Company:
	Freedom Index Income IPR	516,086 shares	(1)	6,162,072
	Freedom Index 2010 IPR	1,333,960 shares	(1)	19,142,326
	Freedom Index 2020 IPR	8,351,131 shares	(1)	131,947,868
	Freedom Index 2030 IPR	5,629,758 shares	(1)	99,590,425
	Freedom Index 2040 IPR	2,704,210 shares	(1)	51,082,536
	Freedom Index 2050 IPR	1,276,372 shares	(1)	24,404,238
	Freedom Index 2060 IPR	166,867 shares	(1)	2,054,131
	JP Morgan Mid Cap Value Fund:
	Institutional Class	1,748,453 shares	(1)	70,447,189
	PIMCO Total Return Fund:
	Institutional Class	5,306,816 shares	(1)	54,500,995
				459,331,780
	Other investments:
*	PACCAR Inc common stock	11,898,515 shares	(1)	845,752,676
	Total investments			$1,805,155,995
*	Participant loans	Maturing through 2032, with interest rates ranging from 4.25% to 10.50%	(1)	$42,384,514

*	Indicates party in interest to the Plan.
(1)	Cost information is omitted, as investments are participant-directed.